SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market - 08/20

Copel Distribuição's grid market up 0.6% in the first quarter

This report analyzes Copel's electricity market performance between January and March 2020 and compares the figures for the same period in 2019.

Grid Market (TUSD)

Copel Distribuição's grid market, consisting of the captive market, the supply to concessionaires and permissionaires within the State of Paraná and all the free consumers existing in its concession area, adjusted by  the output consumers at 230 kV from the base of comparison1, presented increased by 0.6% in energy consumption in the first quarter of 2020 as shown in the following table:

The observed result is mainly due to the 4.3% growth in consumption in the free market, influenced by the good performance of Paraná's industrial production, which increased 3.1%  in the accumulated amount from the year to February, with the sectors that contributed most to increase energy consumption were the manufacturing of food products nd the manufacturing of products  of rubber and plastic material. This variation was partially offset by the 1.2% drop in consumption in the captive market, due to the high basis of comparison verified in the previous year, when average temperatures registered higher values, mainly for the month of January.

1 According to Aneel’s Normative Resolution no. 722/2016, consumers connected at 230kV voltage level must be part of the Basic Grid. The migration of these customers does not imply a reduction in revenue for the remuneration of the Distributor.

Notice to the Market - RI 08/20

The captive market

The sale of energy to Copel Distribution's captive market totalized 5,180 GWh in the first quarter of 2020, which is a reduction from 1.2%, as a consequence of  the migration of industrial customers to the free market and the lower consumption in the commercial class, partially offset by the growth of 1, 3% in consumption in the residential segment. It is noteworthy that the high basis of comparison, due to the average of higher temperatures recorded in the first quarter of the previous year, also influenced the performance of the captive market.

The following table presents the behavior of the captive market by consumption class:

The residential class consumed 2,023 GWh between January and  March 2020, registering a growth  from 1.3%, which reflects principally the increase of 2.1% in the number of customers, partially compensated by the 0.8% decrease in average monthly consumption (175 kWh/month in the first quarter of 2020 versus 177 kWh/month in the first quarter of 2019).

In the first quarter of 2020 this class accounted for 39.1% of captive market consumption, totaling 3,850,721 consumers at the end of March 2020.

The industrial class registered a drop of 9,4% in the period of January and March 2020, totaling 596 GWh, which is a reflection mainly from the migration of customers to the free market, which would represent a consumption average of approximately 77 GWh in the quarter. At the end of March 2020, the industrial class represented 11.5% of captive market consumption, with 71,586 consumers.

The commercial class consumed 1,243 GWh in the first quarter of 2020, which is a reduction of 4.2%.  This result was influenced, mainly, by fall of consumption of segment of building construction, as well as artistic, creative and show activities and forest production. This result was partially compensated by the positive performance  in the consumption of the whosale consumer market.  At the end of the first quarter of 2020, this class represented 24.0% of captive market consumption, with 407,554 consumers.

Notice to the Market - RI 08/20

The rural class registered a 4.5% increase in energy consumption in the first quarter of 2020, totaling 695GWh. At the end of March 2020, the class represented 13.4% of Copel's captive market consumption with 349,237 consumers.

The other classes (public authorities, public lighting, public services and own consumption) totaled 624 GWh consumed between January and March 2020, with a reduction of 0.5%. Together, these classes represented 12.0% of captive market consumption, with 58,870 consumers at the end of the first quarter of 2020.

Consolidated energy market at Copel

Electricity supply

Copel's electricity supply, which represents the volume of energy sold to final consumers and is composed by Copel Distribuição's captive market sales and Copel Geração e Transmissão and Copel Comercialização's free market sales, registered a growth of 4.2% between January and March 2020.

The following table presents the open energy supply by consumption class:

Notice to the Market - RI 08/20

Total Energy Sold

The total energy sold by Copel, composed by the sales of Copel Distribuição, Copel Geração e Transmissão, the Wind Complexes and Copel Comercialização in all markets, reached 13,376 GWh in the first quarter of 2020, representing a growth of 7.6%.

The following table presents Copel's total energy sales, segmented between Copel Distribution, Copel Generation and Transmission, Wind Farms and Copel Comercialização:

Notice to the Market - RI 08/20

Araucária Thermal Power Plant

The dispatch of energy produced by UTE Araucária took place under the terms of the Energy Credits Assignment Agreement with Petróleo Brasileiro S.A - Petrobras, signed in November 2019 and February 2020 by the activation of the National Electric System Operator (ONS). The amount of energy produced by the thermoelectric power plant totaled 209 GWh in the first quarter of 2020 and is shown in the table below:

The plant operated by substitute generation, through the contract with Petrobras, for 21 days in January (November 2019 contract) and 7 days in March (February 2020 contract). The Araucária thermal power plant was also activated to generate energy for 12 days in March, at a Unitary Variable Cost of R$ 681.79 / MWh.

Curitiba, April 30, 2020

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date April 30, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.